FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ Schedule A
__x__ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	WPN Resources Ltd. (formerly Western Pinnacle Mining Ltd.)
ISSUER ADDRESS	P.O. Box 10123, #1620 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
ISSUER TELEPHONE NUMBER	(604) 669-2099
CONTACT PERSON	Mr. Glenn Whiddon
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 669-2099
CONTACT E-MAIL ADDRESS	westpinn@lightspeed.ca
WEBSITE ADDRESS	www.wpnresources.com
FOR QUARTER ENDED	June 30, 2002
DATE OF REPORT	August 29, 2002

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Jeremy Eng	*"Jeremy Eng"*	02/08/29
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Glenn Whiddon	*"Glenn Whiddon"*	02/08/29
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT JUNE 30, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See Interim Financial Statements

2. Payments and accruals to non-arm's length parties for the period:

Management fee paid or accrued to an officer and director	$	42,246
Consulting fees paid or accrued to a director and an officer		121,080
Director's fee paid or accrued to a director		4,782
Interest paid or accrued on loan from a private company owned by a director		33,978
Fees paid or accrued to accounting firm in which a director is a partner		10,800
	$	212,886

3. Summary of securities issued and options granted during the period

   a) Shares issued in the period:

316,000 shares issued for convertible notes at a deemed price of $1.00 per share	$	316,000
658,333 shares issued for convertible notes at a deemed price of $1.20 per share		790,000
1,687,500 shares issued at a deemed price of $0.12 per share		202,500
	$	1,308,500

   c) Options granted in the period:

   See Note 5

4. Summary of securities at end of period

   a) Capital Stock

   Authorized:

   100,000,000 common shares without par value

   b) Issued:

1 @ $1.00	
750,000 @ $0.01	
1,000,000 @ $0.25	
800,000 @ $0.45	
700,000 @ $0.35	(property acquisition)
1,200,000 @ $0.25	
1,400,000 @ $1.00	(S.M.F.)
210,000 @ $0.93	(Greenshoe)
85,000 @ $0.50	(options)
232,500 @ $0.68	(options)
29,500 @ $1.30	(options)
30,000 @ $0.50	(options)
350,000 @ $1.00	(brokers' warrants)

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. b) Capital Stock (continued)

1,000,000 @ $0.30	(warrants)
100,000 @ $0.25	(warrants)
87,500 @ $0.86	(fiscal agent fee)
250,000 @ $0.60	(private placement)
1,000,000 @ $0.55	(private placement)
63,000 @ $0.62	(private placement)
25,000,000 @ $0.57	(property acquisition)
1,746,000 @ $0.57	(private placement)
750,000 @ $1.00	(finder's fee)
127,825 @ $0.57	(finder's fee)
50,000 @ $0.38	(options)
690,000 @ $0.38	(options)
8,452,500 @ $0.80	(private placement)
4,097,455 @ $0.55	(private placement)
1,187,067 @ $0.30	(private placement)
(1,187,067) @ $0.25	(cancellation of shares)
1,850,600 @ $0.25	(acquisition of Geometal Plus)
4,214,840 @ $0.25	(private placement)
1,495,300 @ $0.25	(private placement)
3,124,333 @ $0.30	(private placement)
750,000 @ $0.30	(debt settlement)
(375,000)	(return to treasury escrow shares)
9,898,572 @ $0.14	(shares for settlement of debt)
(53,369,944)	(consolidation 4:1)
316,000 @ $1.00	(convertible notes)
658,333 @ $1.20	(convertible notes)
1,687,500 @ $0.12	(acquisition of San Marco)
20,451,814	TOTAL

c) Options granted during the period and outstanding at the end of period:

Optionee	Relationship To Company	Exercise Price	Expiry Date	No. of Shares
Glenn Whiddon	Director	$ 0.24	March 21, 2005	475,000
Jeremy Eng	Director	0.24	March 21,2005	475,000
Cyrus Driver	Director	0.24	March 21,2005	70,000
Sasha Karpov	Director	0.24	March 21,2005	70,000
Alaster Edwards	Consultant	0.24	March 21,2005	25,000
Elena Ivanova	Consultant	0.24	March 21,2005	25,000
Alejandra Gomez	Consultant	0.24	March 21,2005	45,000
Michael Higginson	Consultant	0.24	March 21,2005	25,000
Peter Blakey	Director	0.24	March 21,2005	200,000
				1,410,000

Warrants Outstanding:

316,000 exercisable as to two warrants and cash of $1.00 up to February 6, 2003

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT JUNE 30, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. d) Escrow/Pooling:

The number of escrowed shares was nil
The number of pooled shares was nil

5. List of directors and officers

Directors:

Glenn Whiddon
Jeremy Eng
Peter Blakey

Officers:

Glenn Whiddon, President & CEO
Michael Higginson, Secretary

WPN RESOURCES LTD.
(formerly Western Pinnacle Mining Ltd.)
FORM 51-901F
SECURITIES ACT
QUARTERLY REPORT AS AT JUNE 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

This discussion and analysis should be read in conjunction with the consolidated financial statements for the quarter ended June 30, 2002, previous quarterly releases, the December 31, 2001 financial statements and recent press releases. The company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in thousands of Canadian dollars, unless identified otherwise.

NATURE OF BUSINESS

The Company was incorporated under the laws of the Province of BC on February 29, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8th, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.

The Company's primary focus is the development of hydrocarbon assets in Italy. The Company's Russian gold assets have been sold, and the remaining subsidiary, Geometall is to be placed in liquidation during 3rd quarter 2002 and the funds distributed to shareholders..

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the 6-month period ended June 30, 2002, The Company reported a loss of ($1,098) (2001, $12,044) or ($0.01) per share (2001, $0.19 per share).

- **Acquisition of Italian Concessions**

1. San Marco

On February 27, 2002 and under submission # 71593 the CDNX accepted for filing the agreement among the Company, Puma Petroleum Ltd. and TM Information Services Ltd for the acquisition of the San Marco Permit located in the south eastern Po Valley in Italy. This transaction closed on May 6th.
The permit is in the immediate proximity of the Ravenna and Dosso Delgi Angeli fields, with estimated recoverable reserves of surrounding fields totaling in excess of 1 Tcf of gas. Consideration for the acquisition was the reimbursement of cost of the vendors of US$ 41, and the issuance of 1,687,500 shares of the Company at a deemed price of $0.12 per share.

The Company has submitted an environmental impact statement to the authorities and is awaiting the issue of the San Marco license to the Vendors, which will be subsequently transferred to the Company.

2. Pantelleria

On April 12, 2002 the Company announced that it had exercised previously granted options to acquire two additional oil and gas concessions located in Italy. Pursuant to an option agreement dated January 24, 2002 between Puma Petroleum Limited and the Company, Puma agreed to grant to the Company the sole and exclusive option to acquire all of Puma's right, title and interest in and to the Pantelleria West and Pantelleria South permit applications consisting of 65,719 hectares and 66,531 hectares, respectively. Upon exercise of the option, Puma and the Company are deemed to have entered into a formal purchase and sale agreement for the sale of the permits from Puma to the Company. The consideration for the sale consists of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share, and the payment to Puma of $67U.S. as a re-payment of Puma's costs in respect of the Permits. The purchase agreement is subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the TSX Venture Exchange and Italian regulatory authorities. Closing date for this acquisition is expected in early September, 2002

3. Borsano

Pursuant to a second option agreement dated January 24, 2002 between Puma, TM Information Systems Limited. and the Company, the Company was granted an option to acquire all of the parties' interests in and to the Borsano permit application located onshore Italy consisting of approximately 31,784 hectares.
The consideration for the sale consists of 1,231,027 shares of the Company issued at a deemed price of $0.12 per share and the payment of $41 U.S. as a re-payment of costs in respect of the permit. The purchase agreement is also subject to conditions precedent, which include the parties' obtaining all requisite approvals, including approval of the TSX Venture Exchange and Italian regulatory authorities.
Closing date for the Borsano permit is expected prior to October 31, 2002, subject to approval from the TSX Venture Exchange and other approvals.

1.5% ORI is applicable to all of the above.

During the quarter, the Company efforts were directed towards the advancement of the oil and gas assets that were acquired pursuant to an agreement in January 2002. During the quarter, significant resources were focused upon the technical evaluation of the Italian hydrocarbon assets, specifically the San Marco and Pantelleria applications. The work undertaken on these assets to date, includes the following:

San Marco

- Preliminary Geological Review including offset fields' data.

  Undertaken by Riogeo – December 2002

- Preparation and submission of Environmental Impact Study to the Ministry of Industry

  Undertaken by PEAL Consulting

- Assessment of existing seismic on the concession area (data room at ENI/Agip)

  Undertaken by Riogeo

- Selection and purchase of First Seismic Package

  36.1 km – November 2001

- Reprocessing of First Seismic Package

  Reprocessing was undertaken by SIAG in Milan – January 2002
- Attribute analysis over Abbadesse Prospect

  Undertaken by SIAG in Milan (2.63 km) – May 2002
- Interpretation of Rossetta Prospect

  Undertaken by Riogeo – May 2002
- Selection and purchase of Second Seismic Package

  33.3 km – May 2002
- Interpretation of Abbadesse Prospect

  Undertaken by Riogeo – July 2002
- Preparation of Farm-out Brochure Package

  Undertaken by ENVOI of London – July 2002
- Preparation of Casing Design and Preliminary Drilling Programme for both wells

  Undertaken by Ecopetrol of Milan – August 2002

Pantelleria

- Preliminary Geological Review including offset fields' data.

  Under taken by Riogeo – December 2002
- Acquisition of existing seismic

  Over 800 km of 1982 vintage survey from the Ministry of Industry, Italy
- Prospects and Leads interpretation on existing seismic (unmigrated)

  Undertaken by Riogeo – January 2002
- Infill seismic programme planning

  Undertaken by Riogeo – 700 km 2-D survey to delineate prospects.
- Trial scanning, vectorisation and reprocessing of existing seismic

  Under taken by Lynx Information Systems of London – February 2002
- Scanning, vectorisation and reprocessing of existing seismic (migrating)

  Under taken by Lynx Information Systems of London – May 2002

  560 km reprocessed
- Second Prospects and Leads interpretation using migrated data

  Undertaken by Riogeo – July 2002

The Consultants used for these studies are:

Riogeo, an independent geological and geophysical company based in Rome, Italy retained by WPN Resources.

Peal Petroleum Consultants, an independent geological and environmental consulting firm based in Rome, Italy.

SIAG, a seismic acquisition and processing company based in Milan.

Ecopetrol, a petroleum consultancy firm based in Milan.

Lynx Information Systems, a geological and seismic reprocessing company based in London.

At Company's AGM on June 29th, 2002 Mr. Peter Blakey was appointed to the Board of Directors. Mr. Blakey is based in London, England is a Director of TM Services Limited and was a founder member and director of TM Oil Limited, which was the forerunner to Dana Petroleum plc, a London listed oil and gas company and one of the UK's leading independent oil producers. He is also a founder and director of Consort Resources Limited, which over the past 18 months has become a significant North Sea gas production Company.
On the same date, Mrs. Sasha Karpov and Mr. Cyrus Driver resigned as members of the Board of Directors. The Company wishes to thank Mrs. Karpov and Mr. Driver for their continued support and dedication to WPN Resources Ltd.

Over the past 2 years, the Company's Russian mineral assets have been divested, with the proceeds from these sales used to fund the Italian activities. The Company's remaining Russian subsidiary, will be placed into liquidation during the 3rd quarter, with proceeds distributed to shareholders. WPN Resources Limited holds 85.7% of the Company, and it expects to receive approximately US$100,000 upon final distribution of liquidation proceeds.

As the Company has a large number of Australian shareholders, an Australian listing continues to be evaluated, however no final decision has been reached and a general improvement in market conditions would be required before a decision to proceed was made.

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2002, $47 was paid or accrued to directors and officers of the Company for management and directors' fees (2001 - $87). $34 of interest on advances was paid or accrued to a company of which a director has an interest (2001 - $39). $11 of accounting fees was paid or accrued to a company in which a director has an interest (2001 - $nil), and $121 of consulting fees was paid to two companies in which directors have an interest (2001 - $nil).

INVESTOR RELATIONS

On March 28, 2002 the company reported that it had entered into an investor Relations Agreement with Defero Inc. Communication. Defero will assist the Company in coordinating its public relations program and introducing the Company to brokers and investment dealers and informing them of the particulars of the development of the business and potential of the Company. For its services, Defero will receive a monthly fee and be reimbursed its expenses in amounts not to exceed $100 on an annual basis.

GRANTING OF INCENTIVE STOCK OPTIONS

On June 10th, and under submission #75298, the CDNX accepted for filing the granting of 1,410,000 incentive stock options to Company directors and employees.

PRIVATE PLACEMENT

On June 16th, the CDNX approved under submission #75448 a non-brokered private placement of 2,500,000 units at $0.20 per unit. Each unit consists of one share and one non-transferable share purchase warrant. One warrant entitles the holder to acquire one additional share of the Company for a period of eighteen months at a price of $0.25 per share.

This transaction closed on July 30th. These funds will be applied to a work program on the Company's recently acquired Italian oil concession and for working capital

ESTABLISHMENT OF ADVISORY COMMITTEE

On June 26th, Company advised that it had established an Advisory Committee to assist the Board of Directors in the development of the Company's oil and gas properties in Italy. Members of the Advisory Committee are:

Mr. Riki Sospisio, Italian Affairs. Mr. Sospisio is Chairman of ETF Advisors an Italian consulting company that has wide contacts within Italian energy and utility companies. His connections with regulatory authorities and government agencies will be invaluable to the Company in respect of Government liaison.

Mr. Philip Birch, Geological Consultant. – Mr. Birch was Exploration Manager - Onshore Italy for Enterprise Oil (recently taken over by Shell) from 1989 to 1993. Mr. Birch's on the ground experience in Italy and his specific knowledge of the Po Valley complement the existing technical team.

Dr. Eloi Dolivo, Technical Strategy. Mr. Dolivo is a Senior Explorationist and has previously worked for Petroconsultants and Shell. Mr. Dolivo has a wide experience of European new ventures and detailed practical experience of exploration techniques

Mr. Mike Kurtanjek, Corporate Finance. Mr. Kurtanjek is the Managing Director of Grosvenor Capital Limited, a boutique corporate advisory firm based in London. An engineer by training, he has extensive experience in European brokerage and financial markets.

Additionally, the Company announced that Dr. Giuseppe Rigo had been appointed as the Company's Italian Representation. Dr. Rigo is a Geologist by training, and previously worked for Lasmo in Italy. He is a founding partner of Riogeo, an independent geological and geophysical consulting business in Rome.

No legal proceedings are under way either by or against the Company.

LIQUIDITY AND SOLVENCY
(Expressed in thousands of Dollars)

	June 30, 2002	June 30, 2001
Deficit	$(19,488)	$(19,275)
working capital (deficiency)	$(373)	$(634)
Cash	$393	$1,345